September 13, 2023

VIA EDGAR

Ken Ellington
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:          Tributary Funds, Inc. (the “Registrant”)
(File No. 811-08846)

Dear Mr. Ellington:

This letter is in response to comments provided by the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to filings made by the Registrant, on behalf of certain of its series (each, a “Fund” and collectively, the “Funds”). The Staff comments were provided in a telephone conversation on Monday, September 11, 2023. For your convenience, such comments are set out below in bold text and each comment is followed by our response.

Comment 1: With respect to the expense limitation agreement in place for the Funds, please update the recoupment language contained in the Notes to Financial Statements to match the language in the Funds’ current-effective prospectus, which states that reimbursement would only be made “…after taking into account any reimbursement are equal to or less than the Fund’s then-current expense limitation and the expense limitation in effect at the time of the waiver or reimbursement.” Please also ensure that the recoupment language is consistent throughout the report.

Response:  Registrant will update the recoupment language and ensure that the recoupment language is consistent throughout the report, consistent with the Staff’s comment, on a going-forward basis.

Comment 2: The Tributary Nebraska Tax-Free Fund is disclosed as a “non-diversified” fund but appears to have been operating as “diversified.” If the Fund has been operating as a diversified fund for more than three years, please confirm that the Fund will receive shareholder approval prior to changing its status back to “non-diversified.” See Section 13(a)(1) under the Investment Company Act of 1940, as amended (“1940 Act”) and Rule 13a-1 thereunder.
Response:  If a Fund has been operating as a “diversified” fund for more than three years, the Registrant confirms that the Fund will obtain the approval of its shareholders prior to any contemplated change in status from “diversified” to “non-diversified,” consistent with the requirements of the 1940 Act.

Comment 3: In the Registrant’s Form N-CEN filing for the period ended March 31, 2023, the Registrant’s response to Item B.22. indicates that the Tributary Income Fund had an NAV error during the period. However, the Staff notes that it was unable to locate disclosure in the Financial Statements related to such error. Please describe the nature and circumstances of the NAV error, associated internal control implications, mitigating actions, and amounts reimbursed to the Fund, if any. In addition, if any amounts have been reimbursed to the Fund, please explain, citing applicable SEC Staff guidance, Regulation S-X authority, and other applicable guidance, why the Fund has not disclosed these reimbursed amounts in the Financial Statements.
Response:  The Tributary Income Fund’s NAV error was limited to a reporting error; there was no financial impact to the Fund. Shareholder accounts were reprocessed using the correct NAV and there was no impact to shareholders. There were no reimbursements to the Fund and no disclosure related to the NAV error was required by the Form.

Comment 4: Please include responses to Items 4(i) and 4(j) of Form N-CSR in all future Form N-CSR filings.
Response:  Registrant confirms that it will respond to Items 4(i) and 4(j) of Form N-CSR in all future Form N-CSR filings.

Comment 5: The Staff notes that the certifications included with the N-CSR filing are dated May 25, 2023, which is before the audit opinion date of May 30, 2023. Please confirm that the certifying officers are comfortable certifying the Funds’ financial statements before the audit of the Funds is substantially complete.
Response:  Registrant notes that the audits of the Funds was substantially complete as of May 25, 2023, that the certifying officers discussed the results and timing of the audits during a disclosure control meeting, and that the certifying officers were comfortable certifying the Funds’ financial statements, notwithstanding the final date of the audit opinion.

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If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

/s/ Zachary R. Tackett
Zachary R. Tackett
Secretary of the Registrant

cc: David Gardels, Esq.
Husch Blackwell LLP